EXHIBIT 21.1

SUBSIDIARIES OF AST SPACEMOBILE, INC. *

Entity Name	Jurisdiction of Formation
AST & Science, LLC	Delaware
AST SpaceMobile Services, LLC (f/k/a AST Services, LLC)	Florida
AST Space Mobile USA LLC (f/k/a AST & Defense, LLC)	Delaware
AST & Science Texas LLC	Texas
AST SpaceMobile Holdings, LLC	Delaware
AST SpaceMobile Holdings IV, LLC	Delaware
AST SpaceMobile Manufacturing, LLC	Texas
AST & Science Iberia, Sociedad Limitada Unipersonal	Spain
AST SpaceMobile UK Limited	United Kingdom
AST & Science Israel Ltd.	Israel
AST SpaceMobile India Private Limited	India

* AST SpaceMobile, Inc. has elected to omit the names of certain subsidiaries. None of the omitted subsidiaries, considered either alone or together with the other omitted subsidiaries of its immediate parent, constitute a "Significant Subsidiary" as set forth in Rule 1-02(w) of Regulation S-X.